Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

OSM Shield, Inc
275 Main Street, Suite O-211
Edwards, CO 81632
https://www.osmshield.com/

Up to $1,069,998.80 in Class B Common Stock at $2.60
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: OSM Shield, Inc
Address: 275 Main Street, Suite O-211, Edwards, CO 81632
State of Incorporation: WY
Date Incorporated: December 18, 2015

Terms:

Equity

Offering Minimum: $9,999.60 | 3,846 shares of Class B Common Stock
Offering Maximum: $1,069,998.80 | 411,538 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.60
Minimum Investment Amount (per investor): $249.60

Insider Investment Notice

Certain officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) have invested a total of $49,012.6 in the Company's current Reg CF offering.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Friends and Family Early Birds

Friends & Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 Days | 5% bonus shares

Tier 1: $1,000+

Invest $1,000+ and receive 2% bonus shares

Tier 2: $5,000+

Invest $5,000+ and receive 5% bonus shares

Tier 3: $10,000+

Invest $10,000+ and receive 8% bonus shares

Tier 4: $25,000+

Invest $25,000+ and receive 10% bonus shares

Tier 5: $50,000+

Invest $50,000+ and receive 15% bonus shares

Tier 6: $100,000+

Invest $100,000+ and receive 20% bonus shares

The 10% StartEngine Owners' Bonus

OSM Shield, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of stock at $2.60 per share, you will receive and own 110 shares for $260. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single Bonus Shares bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

OSM Shield is clean technology - taking an environmentally sustainable approach to applying high-performance fabric finishes to textiles. OSM Shield formulates customized textile finishes to achieve fabric performance attributes specified by its partnering brands. These performance features include repellency stain resistance, stain release, moisture management, and antimicrobial properties.

Our international sales team works with their location-specific connections to introduce our products to new prospective brands and mills. Once the connection has been made and desired fabric attributes have been outlined by the prospective customer, OSM Shield utilizes its unparalleled textile expertise to create an incredibly cost-effective custom finish with the lowest environmental impact possible. Once the unique finishing recipe is finalized and a purchase order has been placed we begin large-scale production at one of our global facilities. Our team then works to seamlessly integrate the finalized OSM fabric finish into the brands existing supply chain and mill processes.

In October 2021, OSM Shield converted from an LLC to a C-Corp. The company is incorporated in the state of Wyoming with Headquarters located in Denver, Colorado.

OSM Shield also has a China-based WOFE (wholly owned foreign entity), Dri Tek Trading (Wuxi) Co., Ltd, which is located outside of Shanghai, China. This entity formulates custom chemistries, fulfills customer orders, and provides support to mills.

OSM Shield technology is currently protected via trade secret and best practices. The company plans to pursuit patents for its future developments.

Competitors and Industry

The **textile finishing market** was valued at **$26.2 billion in 2020** with a CAGR of 4.5% during the forecast period of 2020-2025. In 2019, the global antimicrobial textile market volume reached $9.5 billion and is estimated to reach $12.3 billion by 2024.

The nanosilver **antimicrobial market** is currently worth **$3.3 billion**, while the **global repellent fluoropolymer industry** is estimated to reach **$8.4 billion by 2026**.

Primary competitors in the textile finishing space are HeiQ, Microban, Archroma, and Daikin who are known to provide a wide range of product offerings serving numerous markets beyond textile finishing.

Where OSM Shield differentiates itself is with a customized approach to each customer's (brand) performance requirements and marketing story. Other chemical companies are a one-size fits all approach. **OSM Shield optimizes the chemical formulations for each customer ensuring that just the right amount and type of chemistry is applied, reducing waste and driving cost out of the supply chain.**

Current Stage and Roadmap

OSM has a working portfolio of repellent, stain-resistant, stain release, moisture management, and antimicrobial finishes currently commercially engaged in the marketplace.

ZERO and V-Shield are two of the company's recent proprietary innovations setting new performance and environmental standards in their respective repellent finish and antimicrobial verticals.

V- Shield launched in Q3 2021 and is gaining rapid acceptance as a cleaner alternative to existing antimicrobials on the market. The company is currently working with a few key, large-volume accounts to build out and scale up production capabilities in India beginning Q1 2022.

ZERO is currently in the development phase and is planned to **move to the commerical pilot phase** with select brands **in Q2 2022**. Full roll-out is dependent on regulatory approval but is expected toward the back half of 2022. OSM Shield will leverage its existing customer relationships for quick market adoption of this transformative product.

The Team

Officers and Directors

Name: Mark S Walker

Mark S Walker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder / CEO / Managing Partner
  Dates of Service: April 28, 2015 - Present
  Responsibilities: Responsible for the overall success of the business and for making top-level managerial decisions.

- **Position:** OSM Shield Board Secretary
  Dates of Service: November 15, 2021 - Present
  Responsibilities: he Board Secretary shall record the minutes of all meetings of the Board of Directors, maintain records of committee meetings, oversee the maintenance of membership lists, provide for the safe keeping of all official contracts and records of the organization.

Name: Lauren T Stella

Lauren T Stella's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: September 16, 2019 - Present
  Responsibilities: Oversee operations/supply chain, finance, compliance, HR, and technology to support the business and drive profitability.

Other business experience in the past three years:

- **Employer:** Spyder Active Sports / GBG
  Title: VP Operations and Sourcing
  Dates of Service: May 21, 2017 - September 06, 2019
  Responsibilities: Overseeing all operations/supply chain and sourcing functions for the apparel brand.

Name: Amy D Herrick

Amy D Herrick's current primary role is with Herrick & Co. Amy D Herrick currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Investor / Board Member
  Dates of Service: December 18, 2015 - Present
  Responsibilities: Investor / Board Member

Other business experience in the past three years:

- **Employer:** Herrick & Co
  Title: Consultant
  Dates of Service: January 01, 2006 - Present
  Responsibilities: Consulting for a family-operated asset management company based in Colorado

Other business experience in the past three years:

- **Employer:** Herrick Partners, LP
  Title: Consultant
  Dates of Service: January 01, 2006 - Present
  Responsibilities: consulting for a family operated investment company.

Name: Lawrence Thuet

Lawrence Thuet's current primary role is with Yampa Capital Partners, LLC. Lawrence Thuet currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Investor / Board Member
  Dates of Service: December 18, 2015 - Present
  Responsibilities: Investor / Board Member

Other business experience in the past three years:

- **Employer:** Yampa Capital Partners, LLC
  Title: Owner
  Dates of Service: January 02, 2016 - Present
  Responsibilities: Manage all aspects, including investments, of the company.

Name: Pamela Walker

Pamela Walker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Finance & Accounting Manager
  Dates of Service: December 01, 2015 - Present
  Responsibilities: Finance & Accounting

Other business experience in the past three years:

- **Employer:** BTJ Capital Partners, LLC
  Title: Part-time Bookkeeper
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Handling bookkeeping responsibilities on a part-time/as-needed basis

Name: Jeffrey Kvam

Jeffrey Kvam's current primary role is with SE Capital Partners, LLC. Jeffrey Kvam currently services Limited, board involvement only hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: October 27, 2021 - Present
  Responsibilities: Advising management team

Other business experience in the past three years:

- **Employer:** SE Capital Partners, LLC
  Title: Partner
  Dates of Service: January 01, 2001 - Present
  Responsibilities: Oversight of investments and management teams of invested companies.

Name: Mark Stephan

Mark Stephan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: October 27, 2021 - Present
  Responsibilities: Advising management team

Other business experience in the past three years:

- **Employer:** Shirley Ryan AbilityLab

Title: Governing Board of Director
Dates of Service: June 01, 2010 - Present
Responsibilities: Board of Directors

Other business experience in the past three years:

- **Employer:** Hadley Institute
  Title: Vice Chairman
  Dates of Service: January 01, 1997 - Present
  Responsibilities: Trustee

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common non-voting stock (the "Common Stock") should be undertaken only by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people will think it is a better option than a competing product, or that we will be able to provide the product and service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the Common Stock that you purchase cannot be resold for a period of one year. The exceptions to this rule are the following (a) you are transferring the Common Stock back to the Company, (b) you are transferring the Common Stock to an "accredited investor" as defined in Rule 501(a) under the Securities Act of 1933, as amended, to a member of your family, to a trust created for the benefit of your family, or in connection with your death or divorce, or (c) you are selling the Common Stock as part of an offering registered with the Commission.

Your investment could be illiquid for a long time
You should be prepared to hold the Common Stock you are purchasing for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Common Stock you receive. More importantly, there is no established market for the Common Stock, and there may never be one. As a result, if you decide to sell the Common Stock in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the chemical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms

of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product from current development efforts or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Zero chemistry. Delays or cost overruns in the development of our Zero chemistry and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that commercialization of our new products, Zero and V-Shield, will be able to gain traction in the marketplace at a faster rate than our current products. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

OSM Shield was originally formed on December 15, 2015, with the first years solely focused on development work. While the Company has generated revenue over the past few years the Company has not yet generated any profits. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. OSM Shield has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a relatively short history, a modest number of customers, and modest but growing revenue. If you are investing in this company, it’s because you think that OSM Shield's products and service model is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have yet to turn a profit and there is no assurance that we will ever be profitable.

We have pending patent approval’s that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency), REACh (Registration Evaluation and Restriction of Chemicals within Europe) and other relevant government laws and regulations both domestically and internationally. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers'

operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
A. Herrick Revocable Trust - Family Share	2,071,869	Unknown	26.95%
A. Herrick Revocable Trust - Family Share	2,071,869	Series A Convertible Preferred Stock	
Yampa Capital Partners, LLC (Lawrence A. Thuet, Jr. Gift Trust U/A/D 12/12/12)	1,660,548	Unknown	21.6%
Yampa Capital Partners, LLC (Lawrence A. Thuet, Jr. Gift Trust U/A/D 12/12/12)	1,660,548	Series A Convertible Preferred Stock	

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series A Convertible Preferred Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 411,538 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 30,000,000 with a total of 1,325,000 outstanding.

Voting Rights

On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held by the holder.

Material Rights

Amount Outstanding does not include 2,250,000 shares reserved for option issuance.

Transfer Restriction

A shareholder of Class A Common Stock may not Transfer any shares of Class A Common Stock unless the Transfer is made in accordance with the provisions of that certain Class A Shareholders' Agreement made by and among those parties who hold Class A Common Stock as of the date of the incorporation of the Corporation.

Dividend Rights

Dividends upon the capital stock of the Corporation, subject to the provisions of the Articles of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation and applicable law.

Class B Common Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Dividend Rights

Dividends upon the capital stock of the Corporation, subject to the provisions of the Articles of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation and applicable law.

Series A Convertible Preferred Stock

The amount of security authorized is 20,000,000 with a total of 6,363,811 outstanding.

Voting Rights

On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series A Convertible Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or other provisions of these Articles of Incorporation, holders of Preferred Stock shall vote together with the holders of Class A Common Stock as a single class and on an as-converted to Class A Common Stock basis.

Material Rights

Conversion Rights

Each share of Series A Convertible Preferred Stock shall be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into one fully paid and non-assessable share of Class A Common Stock.

Distributions of Available Cash.

Distributions of Available Cash from operations of the Corporation shall be made in the following order and priority:

• First, to the holders of Series A Convertible Preferred Stock, any unpaid Annual Series A Return with respect to each Series A share, pro rata, and then

• To the holders of the Series A Convertible Preferred Stock (on an as-converted basis), Class A Common Stock and Class B Common Stock, pro rata, on a pari passu basis.

Distributions Upon Liquidation of the Corporation.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, distributions of its assets shall be made in the following order and priority:

• First, to the holders of Series A Convertible Preferred Stock, any unpaid Annual Series A Return with respect to each Series A share, pro rata, then

• Second, to the holders of Series A Convertible Preferred Stock, their Initial Investment, pro rata, and then

• To the holders of the Series A Convertible Preferred Stock (on an as-converted basis), Class A Common Stock and Class B Common Stock, pro rata, on a pari passu basis.

Dividend Rights

Dividends upon the capital stock of the Corporation, subject to the provisions of the Articles of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation and applicable law.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series A Convertible Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or other provisions of these Articles of Incorporation, holders of Preferred Stock shall vote together with the holders of Class A Common Stock as a single class and on an as-converted to Class A Common Stock basis.

Material Rights

Distributions of Available Cash.

Distributions of Available Cash from operations of the Corporation shall be made in the following order and priority:

• First, to the holders of Series A Convertible Preferred Stock, any unpaid Annual Series A Return with respect to each Series A share, pro rata, and then

• To the holders of the Series A Convertible Preferred Stock (on an as-converted basis), Class A Common Stock and Class B Common Stock, pro rata, on a pari passu basis.

Distributions Upon Liquidation of the Corporation.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, distributions of its assets shall be made in the following order and priority:

• First, to the holders of Series A Convertible Preferred Stock, any unpaid Annual Series A Return with respect to each Series A share, pro rata, then

• Second, to the holders of Series A Convertible Preferred Stock, their Initial Investment, pro rata, and then

• To the holders of the Series A Convertible Preferred Stock (on an as-converted basis), Class A Common Stock and Class B Common Stock, pro rata, on a pari passu basis.

Dividend Rights

Dividends upon the capital stock of the Corporation, subject to the provisions of the Articles of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation and applicable law.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,557,323.00
  Number of Securities Sold: 4,001,074
  Use of proceeds: R&D, Development of OSM Shield formulations
  Date: November 30, 2015
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock

Type of security sold: Equity
Final amount sold: $525,500.00
Number of Securities Sold: 1,022,367
Use of proceeds: Working capital, inventory
Date: December 31, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $550,000.00
  Number of Securities Sold: 1,070,039
  Use of proceeds: Working capital, establishing China WOFE
  Date: November 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $820,000.00
  Number of Securities Sold: 1,595,311
  Use of proceeds: R&D for Zero & V-shield, Working capital
  Date: December 04, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue from 2018 to 2019 increased 46% from $675,853 in 2018 to $983,635 in 2019.

Fiscal year 2020 sales declined 20% from $983,635 in 2019 to $789,573 in 2020. The decline in fiscal year 2020 revenue was driven solely by the Covid-19 pandemic, primarily affecting the company's Q1 and Q2 2020 revenue. During this period many countries were under lockdown and stay-at-home orders. Because of the economic uncertainty many retailers, especially in apparel and softlines, paused and/or cancelled supply orders and postponed development work. Sales picked up in the back half of 2020 but not enough to offset the decline in the first half of the year.

2021 year-to-date revenue is $1,572,147, up 100% compared to 2020. This revenue growth is driven by both new customers coming online and growth within existing accounts.

Cost of sales

Cost of sales in fiscal year 2019 was $678,051, an increase of $193,728 or +40% from costs of $484,323 in fiscal year 2018. The cost of sales increase was at a lower rate than the revenue increases due to improved chemical formulations.

Fiscal year 2020 cost of sales were $595,547, a $85,504 decrease. The cost of sales decrease was not as great as the rate of sales decline due to increased raw material costs, which were also pandemic-induced.

Gross margins

2019 gross profit increased by $114,054 over 2018 gross profit and gross margins as a percent of revenues increased from 28.3% in 2018 to 31.1% in 2019. This margin increase was driven by improved chemical formulations which reduced product costs.

Gross profit declined $108,558 in 2020 resulting in a gross margin percent of 25% due to increased raw material costs driven by the pandemic.

2021 year-to-date gross margin percent is 36.3% due to new and more diversified supply sources and improved chemical formulations.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of Dri Tek Trading (Wuxi) Ltd, the company's wholly-owned foreign entity (WOFE) located near Shanghai, China which handles a good portion of order fulfillment and mill support in Asia.

Expenses from 2018 to 2019 were unchanged at $965,000. In 2020 expenses increased by approximately $94,000 due to set-up costs of the China WOFE and new fulfillment facility and the hiring of a COO.

Expenses for 2021 are increasing by $365,000 to support expansion into a new laboratory facility in Denver, Colorado, equipment for the development of the Zero technology, and additional laboratory staff.

Historical results and cash flows:

Prior to the pandemic OSM Shield was on-track to become cash flow positive by Q1 2021. The pandemic delayed that timing and we now anticipate being cash flow positive by the back half of 2022.

The primary expense over the past few years has been employee payroll and benefits, which account for approximately 50% of our total expense. Our model only requires a modest scale-up of employees and mostly at a junior level which will keep our future expenses inline with sales.

Additionally, the existing team supports both the ongoing business with our current line of chemistries as well as the research and development work for new product launches like V-Shield and Zero.

In the past the cash needed to support the business was generated by selling equity and through loans from our current investor group. Going forward the cash needed to support the existing business will come through ongoing cash positive operations whereas research and development funds will likely be generated by selling equity.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current captial resources of the company include shareholder loans.

The company is now repatriating funds from the China WOFE via a consulting arrangement and royalty structure that will improve cash flow and reduce capital need for current operations.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will primarily go towards funding the commercialization of the V-Shield product (building up distribution and supply chain capabilities) and the research and development, IP and regulatory work for the commercialization of the Zero product.

With current scale up of orders the company is close to being cash flow positive and therefore expects only a minor portion of the funds to be needed to fund current operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No. The funds from this campaign will primarily go towards R&D efforts, regulatory compliance, and IP protection to launch 2 new key innovations. A small portion will go towards funding operations to support these initiatives. If the funds are not raised via this campaign the company will continue the R&D work, albeit at a much slower pace than originally considered based on the anticipated fundraise.

The company has access to funds via the current Series A shareholders. This group continues to support the business ongoing.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising $10,000 doesn't have a material impact on the company's operations.

Based on current forecast, the company needs approximately $350,000 to fund operations in the first half of 2022 before acheiving consistent positive monthly cash flow from operations begining in May 2022.

Those funds will come from a bank loan, loan from investors, selling equity to current investor group, or StartEngine funding.

How long will you be able to operate the company if you raise your maximum funding goal?

Of the $1.070M maximum fundraise, approximately $200k will go to fund operations for the first half of 2022, the remianing $800k will be invested into the R&D and commercialization of the 2 new chemical platforms, V-Shield and Zero.

V-Shield will be allocated approximately $250k for scaling production and distribution wth the remaining $550k to be allocated to the development work of Zero, as well as IP and regulatory work.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Loans by current investors, or potential capital raises by current investor group, and/or StartEngine funding.

Indebtedness

- **Creditor:** Mark Walker
  Amount Owed: $189,000.00
  Interest Rate: 15.0%

Maturity Date: November 30, 2021
Debt may convert to equity at lender's discretion on or after maturity date.

- **Creditor:** Barbara C. Cooney Trust
Amount Owed: $15,019.00
Interest Rate: 15.0%
Maturity Date: November 30, 2021
Debt may convert to equity at lender's discretion on or after maturity date.

- **Creditor:** A Herrick Revocable Trust - Family Share
Amount Owed: $116,302.00
Interest Rate: 15.0%
Maturity Date: November 30, 2021
Debt may convert to equity at lender's discretion on or after maturity date.

- **Creditor:** Douglas Rowe
Amount Owed: $32,711.00
Interest Rate: 15.0%
Maturity Date: November 30, 2021
Debt may convert to equity at lender's discretion on or after maturity date.

- **Creditor:** Yampa Capital Partners
Amount Owed: $74,127.00
Interest Rate: 15.0%
Maturity Date: November 30, 2021
Debt may convert to equity at lender's discretion on or after maturity date.

- **Creditor:** K5 Holdings, LLC
Amount Owed: $11,841.00
Interest Rate: 15.0%
Maturity Date: November 30, 2021
Debt may convert to equity at lender's discretion on or after maturity date.

Related Party Transactions

- **Name of Entity:** Mark S Walker
Relationship to Company: Officer
Nature / amount of interest in the transaction: Loaned the Company $139,000 in June 2021.
Material Terms: The amounts are due on November 30, 2021 and accrue interest at 15%. Holder has (1) the right to demand any remaining unpaid balance, (2) elect to convert the note into shares of Preferred Stock at a 30% discount rate, or (3) elect to extend the loan at an increased interest rate.

- **Name of Entity:** A. Herrick Revocable Trust - Family Share

Names of 20% owners: Edward Herrick
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Loaned the Company $116,302 in June 2021.
Material Terms: The amounts are due on November 30, 2021 and accrue interest at 15%. Holder has (1) the right to demand any remaining unpaid balance, (2) elect to convert the note into shares of Preferred Stock at a 30% discount rate, or (3) elect to extend the loan at an increased interest rate.

- **Name of Entity:** Yampa Capital Partners, LLC
  Names of 20% owners: Lawrence Thuet
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loaned the Company $74,127 in June 2021.
  Material Terms: The amounts are due on November 30, 2021 and accrue interest at 15%. Holder has (1) the right to demand any remaining unpaid balance, (2) elect to convert the note into shares of Preferred Stock at a 30% discount rate, or (3) elect to extend the loan at an increased interest rate.

- **Name of Entity:** K5 Holdings, LLC
  Names of 20% owners: Daniel Kipp
  Relationship to Company: Series A Investor
  Nature / amount of interest in the transaction: Loaned the Company $11,841 in June 2021.
  Material Terms: The amounts are due on November 30, 2021 and accrue interest at 15%. Holder has (1) the right to demand any remaining unpaid balance, (2) elect to convert the note into shares of Preferred Stock at a 30% discount rate, or (3) elect to extend the loan at an increased interest rate.

- **Name of Entity:** Douglas B. Rowe
  Relationship to Company: Series A Investor
  Nature / amount of interest in the transaction: Loaned the Company $32,711 in June 2021.
  Material Terms: The amounts are due on November 30, 2021 and accrue interest at 15%. Holder has (1) the right to demand any remaining unpaid balance, (2) elect to convert the note into shares of Preferred Stock at a 30% discount rate, or (3) elect to extend the loan at an increased interest rate.

- **Name of Entity:** Barbara C Cooney Trust
  Names of 20% owners: Barbara C Cooney
  Relationship to Company: Series A Investor
  Nature / amount of interest in the transaction: Loaned the Company $15,019 in June 2021.
  Material Terms: The amounts are due on November 30, 2021 and accrue interest at 15%. Holder has (1) the right to demand any remaining unpaid balance, (2) elect to convert the note into shares of Preferred Stock at a 30% discount rate, or

(3) elect to extend the loan at an increased interest rate.

- **Name of Entity:** Mark S Walker
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loaned the Company $50,000 in October 2021.
  Material Terms: The amounts are due on November 30, 2021 and accrue interest at 15%. Holder has (1) the right to demand any remaining unpaid balance, (2) elect to convert the note into shares of Preferred Stock at a 30% discount rate, or (3) elect to extend the loan at an increased interest rate.

- **Name of Entity:** Pamela Walker
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: The Company leases office space owned by the CEO's spouse.
  Material Terms: The agreement calls for 24 months of rent at $2,750 per month with an option to extend an additional 12 months.

Valuation

Pre-Money Valuation: $19,990,908.60

Valuation Details:

This valuation was calculated internally without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed that all preferred stock is converted to common stock.

In making this calculation, we have not assumed that:

(i) any outstanding options, warrants, and other securities with a right to acquire shares are exercised; or

(ii) any shares reserved for issuance under a stock plan are issued.

The OSM Shield valuation is premised on a number of influences. OSM Shield is an operating business with a global footprint in the USA, UK, Europe, China, Taiwan, India, Bangladesh, and Indonesia. The company currently serves customers in 20 countries and has an inside perspective to the market dynamics and opportunities of a $25.5 billion dollar textile finishing industry. Specifically, $12 billion dollars of this industry is under regulatory and legislative pressure to become more environmentally accountable.

OSM Shield has two proprietary and revolutionary product offerings poised to provide cleaner solutions to this industry sector and capture meaningful market share. Even at a modest market capture, the growth opportunity for the company is hugely compelling. The goal of the company is to capture 2% of this $12 billion dollar opportunity by 2027.

ZERO

The size of the fluoropolymer repellent finish market is $8.4 billion.

All fluoropolymer chemistries that repel water, oil, and oil-based stains are perfluoro alkyl structures and defined as a PFAS based chemistry. The PFAS classification of chemistries are the classification of repellent chemistries currently under legislative and environmental scrutiny.

OSM Shield's new ZERO technology currently in development is not a PFAS based chemistry application and OSM Shield has proof of concept that ZERO will repel water, oil, and oil-based stains. The company knows of no other non-PFAS repellent technology that can repel water, oil, and oil-based stains.

OSM Shield has 25 actively engaged prospective customers that will participate in ZERO pre-commercialization mill trials during Q1 and Q2 of 2022. These customer prospects represent between $1 million and $4.5 million per account in annual revenue.

Based on the market dynamics, OSM Shield feels confident it can take the company's one of a kind environmentally superior fluoropolymer repellent technology and capture 2% of a market under pressure to find cleaner and more environmentally friendly alternatives.

V-Shield

The silver heavy metal antimicrobial market is valued at $3.3 billion.

Silver heavy metals used to fight odor and provide antimicrobial efficacy shed during production and/or laundering and enter the ground water. These heavy metals can disrupt cell processes, damage ecosystems, destroy aquatic life, and persist through generations.

OSM Shield is witnessing pressure from consumer brands to impose producing mills to move away from heavy metal antimicrobial options.

V-Shield is a hydrogen peroxide based antimicrobial. If and when hydrogen peroxide is shed into the environment it converts to oxygen and water.

V-Shield is superior in performance, competitive in cost, and environmentally superior Antimicrobial Market Study .

Based on the market dynamics, OSM Shield feels it can take a competitively priced, superior performing and environmentally cleaner alternative to market and capture 2% of a $3.3billion market.

Within the first 60 days of the V-Shield commercial launch, the company has engaged in late stage pre-commercial mill trails with two large meals in India (link?), one large meal in Mexico (link), and one mill in Taiwan. The projected annual revenue for these for mills alone is $10 million.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Working Capital*
  96.5%
  Working capital to support on-going operations.

If we raise the over allotment amount of $1,069,998.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Research & Development*
  70.0%
  Funds will be used for continued development of the Zero technology, which includes finalizing the chemical formulation and application process, undergoing regulatory approval, and establishing IP protections.
- *Operations*
  11.5%
  Establishing a global supply chain and distribution for the V-shield and Zero products.
- *Commercialization of V-Shield*
  15.0%
  Commercialization of the V-shield product includes additional iterations on the formulation (customized for particular textiles) and establishing a supply chain for global distribution.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.osmshield.com/ (https://www.osmshield.com/investor-relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/osm-shield

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR OSM Shield, Inc

[See attached]

OSM Shield, LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
OSM Shield, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 26, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	113,618	44,326
Accounts Receivable	122,843	72,360
Other Receivables	11,294	63,054
Inventory	16,468	38,256
Prepaid Rent	2,750	-
Total Current Assets	266,973	217,997
Non-current Assets		
Furniture and Equipment, net of Accumulated Depreciation	6,740	11,312
Security Deposits	3,965	-
Total Non-Current Assets	10,705	11,312
TOTAL ASSETS	277,678	229,309
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	75,561	92,993
Note Payable - Related Party	96,681	79,996
Total Current Liabilities	172,243	172,990
TOTAL LIABILITIES	172,243	172,990
EQUITY		
Member's Capital	1,387,757	551,035
Accumulated Other Comprehensive Income	(8,212)	-
Accumulated Deficit	(1,274,109)	(494,715)
Total Equity	105,435	56,319
TOTAL LIABILITIES AND EQUITY	277,678	229,309

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	789,573	983,635
Cost of Revenue	592,547	678,051
Gross Profit	197,027	305,584
Operating Expenses		
Advertising and Marketing	10,902	6,776
General and Administrative	988,581	891,695
Rent and Lease	58,415	56,715
Depreciation	4,572	13,086
Total Operating Expenses	1,062,470	968,272
Operating Income (loss)	(865,443)	(662,687)
Other Income		
PPP Loan Forgiveness	90,648	-
Total Other Income	90,648	-
Other Expense		
Interest Expense	4,600	9,810
Total Other Expense	4,600	9,810
Net Income (loss)	(779,395)	(672,497)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income (Loss)	(779,395)	(672,497)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	4,572	13,086
Accounts Payable	(17,432)	13,881
Other Payables	-	-
Accounts Receivable	(50,483)	94,889
Other Receivables	51,760	(51,991)
Inventory	21,788	1,694
Prepaid Rent	(2,750)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	7,456	71,559
Net Cash provided by (used in) Operating Activities	(771,939)	(600,939)
INVESTING ACTIVITIES		
Furniture and Equipment	-	(5,544)
Security Deposits	(3,965)	-
Net Cash provided by (used by) Investing Activities	(3,965)	(5,544)
FINANCING ACTIVITIES		
Member's Capital Contributions	836,722	551,035
Note Payable - Related Party	16,685	58,506
Foreign Currency Exchange	(8,211)	-
Net Cash provided by (used in) Financing Activities	845,196	609,540
Cash at the beginning of period	44,326	41,269
Net Cash increase (decrease) for period	69,292	3,057
Cash at end of period	113,618	44,326

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	**Retained Earnings (Accumulated Deficit)**	**Accumulated Other Comprehensive Income (loss)**	**Total Member Equity**
Beginning Balance at 1/1/19	-	177,783	-	177,783
Capital Contributions	551,035	-	-	551,035
Net Income (Loss)	-	(672,497)	-	(672,497)
Ending Balance 12/31/2019	551,035	(494,714)	-	56,320
Capital Contributions	836,722	-	-	836,722
Foreign Currency Translation Adjustment	-	-	(8,212)	(8,212)
Net Income (Loss)	-	(779,395)	-	(779,395)
Ending Balance 12/31/2020	1,387,757	(1,274,109)	(8,121)	105,435

OSM Shield, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

OSM Shield, LLC ("the Company") was formed in Delaware on April 28th, 2015. The Company earns revenue through the sale of durable, low surface energy fabric treatment that repels odor, stains, and moisture - all without compromising the inherent texture, comfort, or breathability of the fabric.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The consolidated financial statements include the accounts of Dri Tek Trading (Wuxi), Co, Ltd, a wholly owned Chinese subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Returns are rarely granted, only in instances where customers prove they received non-conforming products or a changeover to a new chemical formulation. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Furniture and Equipment	5	36,849	30,108	-	6,741
Grand Total	**-**	**36,849**	**30,108**	**-**	**6,741**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2019, the Company entered into a lease agreement for office space owned by the CEO's spouse. The agreement called for 24 months of rent at $2,750 per month with an option to extend an additional 12 months.

As of December 31st, 2020, the Company had outstanding loans from shareholders totaling $96k. The amount accrues no interest and is due on demand.

In 2021, the Company entered into multiple promissory note agreements with Shareholders and the CEO for a total amount of $389,000 all bearing an interest rate of 15% and maturity date of November 30, 2021. These notes are unsecured, and upon events of default, the holders have (1) the right to demand any remaining unpaid balance, (2) elect to convert the note into shares of Preferred Stock at a 30% discount rate, or (3) elect to extend the loan at an increased interest rate.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Please see "Note 3 – Related Party Transactions" for more details regarding promissory notes.

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 26, 2021, the date these financial statements were available to be issued.

Please see "Note 3 - Related Party Transactions".

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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OSM Shield

High-performance fabric finishes that are safe for people and the planet....


OSM
PERFORMANCE FABRIC FINISHES

Website | Edwards, CO | BUSINESS TO BUSINESS | CLEAN TECHNOLOGY

OSM Shield is clean technology - taking an environmentally sustainable approach to applying high-performance fabric finishes to textiles. We collaborate with consumer and commercial brands to develop specific performance features for their products. These performance features include repellency, stain resistance, stain release, moisture management, and antimicrobial properties. OSM Shield currently serves brands and fabric mills in 20 countries around the globe.

$187,218 raised

78 Investors	**$20M** Valuation
$2.60 Price per Share	**$249.60** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 6 | Comments | Follow

Reasons to Invest

- Significant Market Opportunity - The global textile finishing market was valued at $26.2 billion in 2020
- Revolutionary and proprietary product offerings providing environmentally cleaner solutions to an industry under pressure to become more environmentally accountable
- Established infrastructure delivering our unique solutions to the marketplace

OVERVIEW

Clean chemistry on a mission to co-create with the brands you love!

OSM Shield is a global producer and distributor of durable, high-performance, environmentally friendly textile finishes designed for performance, including repellency, stain resistance, stain release moisture management, and antimicrobial properties to apparel upholstery, and other textiles.

Rewards

Get rewarded for investing more into OSM Shield:

$249+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$1,000+
Investment
Tier 1: $1,000+
Invest $1,000+ and receive 2% bonus shares

$5,000+
Investment
Tier 2: $5,000+
Invest $5,000+ and receive 5% bonus shares



Above graphic shows prototype technology that is not yet available to the general market.

Fabrics are more functional, comfortable, breathable, odor-free, stain-resistant, and readily available than ever before in history. In order to achieve these performance attributes, fabrics are exposed to various chemical treatments to gain the desired effect. From the weaving of the yarn to the sewing of the garment, even to the shipping and packaging of the finished good, chemicals are involved. The vast majority of commercial textiles are treated with some sort of fabric finishing chemical and we work to find cleaner alternatives. Under our business model, we work with high profile brands to develop a unique performance story and assimilate into their existing supply model.


OSM
SHIELD

OSM Shield serves a broad assortment of industry sectors including apparel, upholstery, home textiles, uniforms, and medical.


MARKET VERTICALS
ACTIVEWEAR
UPHOLSTERY
LIFESTYLE APPAREL
HOSPITALITY
OSM SHIELD
MEDICAL
OUTERWEAR
HOME GOODS
UNIFORM

Given the harsh environmental impact of many existing textile finishes in the marketplace, OSM Shield bridges the gap between environmental accountability and performance. Our innovation team includes 3 Post Doctorate Professors from North Carolina State University Dr. Hauser, Dr. El-Shafei, and Dr. Seyam, who have been critical to our innovation advancements.

$10,000+
Investment
Tier 3: $10,000+
Invest $10,000+ and receive 8% bonus shares

$25,000+
Investment
Tier 4: $25,000+
Invest $25,000+ and receive 10% bonus shares

$50,000+
Investment
Tier 5: $50,000+
Invest $50,000+ and receive 15% bonus shares

$100,000+
Investment
Tier 6: $100,000+
Invest $100,000+ and receive 20% bonus shares

OUR TECHNOLOGY


INNOVATION
COLLABORATION
EXPERTISE

Our two proprietary technologies, ZERO and V-Shield, are environmentally cleaner and more effective than products currently in the market. We believe our new innovations will render many of today's existing technologies environmentally obsolete, both in the repellent and antimicrobial space.

THE MARKET

OSM Shield is looking at a multibillion-dollar market that only continues to grow

Perceptibly, industries such as the dye manufacturing industry and other chemicals that are associated with the textile industry will be benefited by this growth in demand which will colossally have a positive impact on the textile chemicals market that was valued to be $26.2 billion as of 2020. Furthermore, the demand for textile chemicals is projected to grow at a compound annual growth rate (CAGR) of 4.50% during the forecast period of 2020 to 2025 (BusinessWire Research and Markets). In 2019, the global antimicrobial textile market volume reached $9.5 billion and is estimated to reach $12.3 billion by 2024. The nano-silver antimicrobial market is worth $3.3 billion, while the global repellent fluoropolymer industry is estimated to reach $8.4 billion by 2026.

GLOBAL TEXTILE FINISHING MARKET


OTHER
$5.5 BILLION
NON-SILVER
ANTIMICROBIAL MARKET
$9 BILLION
GLOBAL TEXTILE
FINISHING MARKET
$26.2 BILLION
FLUOROPOLYMER
MARKET
$8.4 BILLION
SILVER
ANTIMICROBIAL MARKET
$3.3 BILLION
ANTIMICROBIAL
$3.3 BILLION
SUBMARKET
$11.7 BILLION
FLUOROPOLYMER
MARKET
$8.4 BILLION
OSM Shield is aiming to capture a minimum of 2% of these submarkets by 2027.
A 2% capture presents a $234 Milllon opportunity.

In recent years there have been large shifts in the performance finishing industry due to regulatory, legislative and consumer pressures. Brands and mills are being forced to move away from traditional environmentally compromised chemicals and seek cleaner and more sustainable alternatives.

As a B2B ingredient brand to the global apparel and textile industry, our priority is to supply brands with clean, customized, high-performance fabric treatments. Most large chemical companies and their distributors deliver a "one size fits all" chemical assortment directly to the producing mills, ultimately falling short on environmental and performance standards. OSM Shield, on the other hand, collaborates with brands directly to develop their customized performance story and formulations.

Sources:
Global Textiles Chemicals Market
Waterproof Breathable Textiles Market
Grandview Research
Freedonia Group
Fluoropolymer Market Report
Worldwide Fluoropolymer Industry

THE PROBLEM

Commercial and consumer brands are being forced to choose between environmental accountability and performance

In one year alone, the fashion industry creates 92 million tons of textile waste including pre-consumer waste, post-industrial waste, and end of life textile disposal. The rapid growth of performance textiles and the associated performance finishes has undoubtedly contributed to this problem. Although less harmful finishes and antimicrobials have been adopted, most are less durable, effective, and more expensive.

Water and stain repellent finishes are known to contain toxins such as PFOA's and PFOS', which bioaccumulate in the environment and cause harm to humans, aquatic life, animals, and the environment, In addition, the majority of existing antimicrobial chemistries utilize heavy metals such as silver and copper to fight odor and provide antimicrobial efficacy. When shed during production or laundering these heavy metals enter the ground water and can disrupt cell processes, damage ecosystems, destroy aquatic life, and persist through generations.



THE SOLUTION

Clean technology. Unmatched performance.

OSM Shield has developed two new revolutionary products that have the potential to reshape the textile finishing space - V-Shield and ZERO.


PERFORMANCE
OSM SHIELD
ENVIRONMENTAL ACCOUNTABILITY

Given the dominance of heavy metal antimicrobials in the marketplace, and the associated environmental scrutiny, OSM Shield recognized the opportunity to deliver more environmentally responsible, cost-conscious, and efficacious antimicrobial solutions.

V-SHIELD

V-Shield is a breakthrough antimicrobial technology that fights bacteria using Hydrogen Peroxide, a natural antimicrobial proven to be highly effective in inhibiting the growth of bacteria, fungi, and viruses. V-Shield replicates the same natural defense mechanisms as the human body to protect itself against pathogens.


ODOR RESISTANCE
ANTI-BACTERIAL
ANTI-FUNGAL
ANTI-VIRAL

V-Shield's unmatched anti-odor, anti-bacterial, and anti-fungal capabilities not only result in fresher fabrics, but also less laundering cycles and water consumption.



V-Shield is also unique in its ability to naturally recharge. When exposed to hydrogen peroxide-based (OxiClean) cleaning solutions during laundering it is able to scavenge and store those components and ultimately extend its already unmatched durability.

Hydrogen Peroxide is both naturally abundant and environmentally friendly. In fact, when hydrogen peroxide enters the environment, it breaks down into oxygen and water.

There is a movement away from heavy-metal based antimicrobials and V-Shield is the perfect solution to fill that void.

ZERO

OFF THE CHAIN

Zero is an industry changing proprietary platform of durable stain and water repellent chemistry, delivering all of the performance of the chemicals currently used today without any of the negative environmental impact.



**Above graphic shows prototype technology that is not yet available to the general market.*

ZERO has the same clean chemistry characteristics as non-fluorinated alternatives with far superior performance including oil, stain and water-repellency. This way, consumers will no longer have to worry about spills, sweat stains, and color degradation ever again.



**Above graphic shows prototype technology that is not yet available to the general market.*

We've created an entirely new molecular structure that does not function on the toxic fluorocarbon sidechains that current chemical platforms have used for the last 40 plus years. ZERO is not based on perfluoroalkyl compounds known to be associated with toxicity, persistence, and bioaccumulation. Zero provides all the performance consumers expect without the negative environmental impact.


UNCHANGED BREATHABILITY
OIL RESISTANCE
STAIN RELEASE
STAIN RESISTANCE
MOISTURE RESISTANCE
ODOR RESISTANCE

TRACTION

OSM Shield has experienced global success, as an environmentally focused innovator

OSM Shield has a working portfolio of repellent, stain resistant, stain release, moisture management, and antimicrobial finishes currently commercially available in the marketplace.


OSM
SHIELD

Zero and V-Shield are two of the company's recent and most important innovations setting new environmental benchmarks in their respective repellent finish and antimicrobial verticals.

V-Shield was launched in the first quarter of 2021 and is already seeing substantial success in the market. Zero will move to commercial trials with key brands mid-2022 and will be ready to launch with final regulatory approval late 2022.

OUR GLOBAL FOOTPRINT

Not just chemicals...OSM Shield is a partner to the brands & fabric mills.

- We bring our extensive applications knowledge to the equation to ensure the best finish & application for optimal results
- We work with our customers' nominated fabric mills to seamlessly integrate into the existing supply model
- We have in-country support to assist in troubleshooting issues



USA, UK, Europe, Central America, India, Bangladesh, China, Taiwan, Vietnam, Indonesia

The company's focus over the next 18 months is to grow the existing OSM Shield customer base with current technologies. We also plan to fuel an aggressive commercial launch of V-Shield with early emphasis on the Taiwanese suppliers and India's home textiles manufacturing hubs. In parallel, OSM Shield will successfully complete the ZERO commercial trails, regulatory compliance, and intellectual property protection by the end of 2022.

Company Highlights:

- Established subsidiary in Wuxi China to serve Asian market
- Manufacturing and distributor partnerships in Italy, India and Taiwan
- Adopted by fashion for good as 1 of 14 global innovators in long-term climate change and sustainability
- Launched a proprietary antimicrobial technology to replace heavy-metal antimicrobial options dominating the market
- Opened our in-house innovation center located in Denver, Colorado
- Global footprint USA, UK, Europe, Africa, India, Bangladesh, China, Taiwan, Vietnam, and Indonesia.
- Innovation partnership with North Carolina State University's Wilson College of Textiles

OUR TECHNOLOGIES

CLICK ON EACH TO LEARN MORE

V-SHIELD BARRIER PLUS

WIK RELEASE

EVO

V-SHIELD WIK RELEASE

NORR

WIKREPEL

why invest

OSM Shield has a proven track record, plus the technology and innovation needed to capture a significant market share

Our vision is to be the industry leader in clean technology for high-performance fabric finishes. Our aim is to capture a minimum of 2% of the $11.7B antimicrobial and repellent finish market space through the promotion of our proprietary and innovative technologies. The Company is raising capital to fuel our technology development, implement global patent protection around those innovations, and fund the efforts to complete the regulatory registration and compliance work.

OSM Shield has a proven business model operating in a space with predictable market stability. The current market is starved for innovation to optimize the balance between long-term climate accountability, performance, and price. OSM Shield is in a position to leverage two new innovative technologies (V-Shield and Zero) to fill that void and capture market share.

Let's partner together to clean up this toxic industry and make a change for the good.

In the Press

FASHION FOR GOOD

WTiN

SHOW MORE

Meet Our Team



Mark S Walker

Founder / CEO / Managing Partner

Mark began his professional career as the founder and owner of Colorado Mountain Express, a resort transportation system between outlying airports and Colorado Resorts. He founded the company in 1983, and over the course of 14 years grew the business to 230 vehicles and 430 employees. In 1997, Mark sold the transportation business. Prior to founding OSM Shield in 2010, Mark Walker founded Onesource Global Manufacturing, a global sourcing company that provides OEM work for US brands and retailers in the outdoor products market. In parallel, Mark founded Onesource Gear, a promotional products company manufacturing headwear and other apparel items in Asia for the promotional products industry. With offices in Colorado and Wuxi, China, Mark expanded his OEM business and made related and strategic acquisitions over the course of a decade, ultimately acquiring some of the company's they provided manufacturing services to.

Mark actively participates on outside boards and is the Co-Founder of the WWTD Chicago Classic, a Make-A-Wish organization that has raised over $250,000 for the Make-A-Wish Foundation in memorial of his son.



Lauren Stella

COO

Lauren has 20+ years of experience in Supply Chain & Operations across multiple industries, from start-ups to billion+ companies. She has spent 12+ years in the Apparel industry and loves working with brands and suppliers to deliver amazing product to the market!

Prior to joining the OSM Shield team, Lauren worked for Spyder Active Sports as the VP of Supply Chain & Operations overseeing Sourcing, Production, Logistics, and Distribution.

Previously Lauren spent 8 years at Carter's Inc. and held roles from Operations, Supply Chain, Sales Planning, and Licensing for mass channel brands (Target, Walmart) and gained experience expanding the brands into International markets.

Lauren graduated from Georgia Tech with a Bachelor of Science degree in Industrial & Systems Engineering and earned her MBA in Finance from Georgia State University.



Nik Herron

Innovations Manager

Nik graduated with a degree in polymer and color chemistry from the North Carolina State University College of Textiles. He spent two years working as a process engineer at Meridian Specialty Yarn Group in Valdese, North Carolina before moving to Colorado to work with OSM Shield.

Nik specializes in process optimization, polymer chemistry, and currently manages our innovation team in the OSM Lab HQ.



Jeremy Windham

Director of Brand & Business Development

Jeremy graduated from the University of Colorado-Boulder in 2012 with a Bachelor of Science in Business Administration with an emphasis in Finance. Jeremy has extensive experience in logistics management, financial modeling, and digital marketing development, as well as OSM Shield technology development.



Stephany McGill

Operations Manager

After graduating from Miami University in 2010 with a Bachelor of Science degree in Marketing and Entrepreneurship, Stephany moved to Chicago where she spent most of her timing working as a Media Planner for MillerCoors. Managing her own team, Stephany was accountable for the execution of all local MillerCoors media plans for all 35 MillerCoors brands for the entire Midwest.

In 2015, Stephany began working for OSM Shield as the Account Executive. She currently manages supply chain logistics for the company ensuring the timely and quality support of all production activities

Stephany is also Co-Founder of the WWTD Chicago Classic, a Make-A-Wish organization that has raised over $250,000 for the Make-A-Wish foundation in honor of her brother. She has taken on the Director role, managing a group of 15 volunteers and facilitating 2 charity events per year.



Dr. Peter Hauser

Research & Development

After receiving his undergraduate and graduate degrees from the Department of Chemistry at North Carolina State University, Dr. Hauser began a career as an industrial research chemist that spanned twenty four years and included positions with several textile manufacturers and textile chemical producers. He holds ten U.S. patents in the areas of soil release, flame retardancy, and low pollution dyeing. He has traveled extensively in the United States, Latin America, and China providing technical assistance to textile manufacturers in all areas of textile wet processing. In 1997, Dr. Hauser joined the faculty of the College of Textiles. He has published extensively in the textile chemistry literature and is the co-author of "Chemical Finishing of Textiles" published by Woodhead Publishing of Cambridge, England.



Dr. Ahmed El-Shafei

Research & Development

Ahmed El-Shafei is a Professor of Fiber and Polymer Science and the Program Director of Polymer and Color Chemistry in Wilson College of Textiles at North Carolina State University. He holds a Ph.D. in Fiber and Polymer Science and a Ph.D. in Physical Organic Chemistry from NC State University.

Dr. El-Shafei is a recognized author of over 220 scholarly articles and awards winner of many scholarly achievements including Nancy Pollock Dissertation Award, the best Ph.D. dissertation award in 2002, University Faculty Scholar Award and Outstanding Teacher Award. He is an editor/associate editor of six journals, including a subject editor for the Journal of Textile Institute (Dyeing and Finishing), a lead editor for a special issue entitled: "Functional Dyes", Journal of Chemistry, associate editor for Open Journal of Medicinal Chemistry, editor for Open Journal of Synthesis, Theory and Applications, a guest editor for Advanced OptoElectronics, a special issue on "Intelligent Materials for Novel Generation of Solar Cells", and an editor of Journal of Forensic Investigation.



Dr. Abdel-Fattah Seyam

Research & Development

Ahmed El-Shafei is a Professor of Fiber and Polymer Science and the Program Director of Polymer and Color Chemistry in Wilson College of Textiles at North Carolina State University. He holds a Ph.D. in Fiber and Polymer Science and a Ph.D. in Physical Organic Chemistry from NC State University.

Dr. El-Shafei is a recognized author of over 220 scholarly articles and awards winner of many scholarly achievements including Nancy Pollock Dissertation Award, the best Ph.D. dissertation award in 2002, University Faculty Scholar Award and Outstanding Teacher Award. He is an editor/associate editor of six journals, including a subject editor for the Journal of Textile Institute (Dyeing and Finishing), a lead editor for a special issue entitled: "Functional Dyes", Journal of Chemistry, associate editor for Open Journal of Medicinal Chemistry, editor for Open Journal of Synthesis, Theory and Applications, a guest editor for Advanced OptoElectronics, a special issue on "Intelligent Materials for Novel Generation of Solar Cells", and an editor of Journal of Forensic Investigation.



Jeffrey Krauss

Research & Development

OSM Shield has a Testing and Service Agreement with North Carolina State University whereby OSM Shield has access to both laboratory and commercial textile equipment located at the College of Textiles. This Testing and Service Agreement is supervised by Jeffrey Krauss. Jeff has over 12 years of private sector industry experience at Burlington Industries, and has managed the NC State research facilities for 21 years.



Larsen Wallace

Lab & Project Manager

After graduating from the College of Charleston in 2018 with a bachelor's degree in International Business and Spanish, Larsen managed leasing operations for over 2,800 apartments in New York City. With previous experience starting a technical apparel company, Larsen was eager to join the team and expand his knowledge of textiles. After almost two years with OSM Shield, Larsen now oversees day-to-day operations in the OSM Shield Testing Lab and manages larger projects relating to sales and marketing.



Danny Lu

China Country Manager

Danny is OSM's China Country Manager. Danny graduated from the Chongqing Institute of Architecture and Engineering with a Bachelor's of Business English. Danny has more than 24 years of experience in the home textile industry specializing in merchandise management, mattress ticking, and other bedding products.

Danny is well versed in a variety of textile products through his vast experience and extensive knowledge in the industry. He has experience in sourcing, new developments, and special functions of different textile products. Danny helps manage communication, logistics, mill trials, sales, and marketing in China for OSM.



Hemayet Islam

Bangladesh Country Manager

Hemayet graduated in 1990 under Dhaka University of Bangladesh. After graduating, he started his own garment/clothing manufacturing and exporting company to the US and Europe. He has experience in office management, fabric, trims, production, import, export, custom & shipping etc. Hemayet is also the owner of Fashion Designer & Exporter in Bangladesh as a manufacturer and exporter since 1997.



Keld Krogh Nielsen

European Business Development

Keld Graduated from Textile Business Academy in Denmark. He has 20 years of experience with textile development and manufacturing. Keld was the Winner of the innovation contest on national television in 2007 "The Best Idea of Denmark."

Keld has developed many innovative products from packaging concepts to electronic products.

Joined the OSM Team in 2019 as regional manager for Europe.



Larry Thuet

Board Member

Lawrence Thuet is the Executive Chairman of Revved Industries and Guerrilla Gravity.

Larry is the co-founder of Park Hill Group, where is ran Park Hill's secondary advisory business. He is a retired partner of Park Hill and Blackstone. Additionally, he serves on the boards of OSM Shield, VQVelocity, and the WGA/Evans Scholars Foundation.

Larry holds a Bachelor of Science degree from the University of Colorado Leeds School of Business and an MBA from the University of Chicago Booth School of Business. Larry serves on the Advisory Board for the University of Colorado's Leeds School of Business.



Amy Herrick

Board Member

Amy Herrick is an active principal at Herrick & Co., a multi-generational family office managing over 50 active investments in real-estate, hospitality, renewable energy, and diverse CPG start-ups. She has structured and syndicated multiple IP litigation funding vehicles supporting developers' infringement suits against most of the major Telco's and Social Media sites, managed the family's captive insurance operations and is a director at Esturiones del Rio Negro – a Uruguay caviar producer.

Amy holds a Bachelor of Arts from Dartmouth College and an MBA from the Universiade Nova de Lisboa, Portugal. She is President of the American Club of Lisbon Audit Committee and Member of the Fulbright Commission-Portugal, and former Board member of Portuguese start-ups Cell2B, Ydreams and the Oeiras International School.



Pam Walker

Finance & Accounting Manager

Pamela graduated from the University of Kentucky in 1982 with a Bachelor of Science in Business Administration. After graduating, she moved to Colorado and worked for Colorado Mountain Express, a resort transportation service and travel company from 1983 to 1997. Pamela held a wide range of positions including, financial reporting, bookkeeping and human resource management.

From 2006 to 2016 Pamela worked as an executive assistant for the CEO of Premier Global Services, Inc., a publicly traded conferencing, and collaboration solutions company.

In 2016, Pamela began working for OSM Shield and handles all aspects of financial reporting including QuickBooks management, human resources, payroll, accounts payable and accounts receivable.

Offering Summary

Company	OSM Shield, Inc
Corporate Address	275 Main Street, Suite O-211, Edwards, CO 81632
Offering Minimum	$9,999.60
Offering Maximum	$1,069,998.80
Minimum Investment Amount (per investor)	$249.60

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	3,846
Maximum Number of Shares Offered	411,538
Price per Share	$2.60
Pre-Money Valuation	$19,990,908.60

Insider Investment Notice

Certain officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) have invested a total of $49,012.6 in the Company's current Reg CF offering.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Friends and Family Early Birds

Friends & Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 Days | 5% bonus shares

Tier 1: $1,000+

Invest $1,000+ and receive 2% bonus shares

Tier 2: $5,000+

Invest $5,000+ and receive 5% bonus shares

Tier 3: $10,000+

Invest $10,000+ and receive 8% bonus shares

Tier 4: $25,000+

Invest $25,000+ and receive 10% bonus shares

Tier 5: $50,000+

Invest $50,000+ and receive 15% bonus shares

Tier 6: $100,000+

Invest $100,000+ and receive 20% bonus shares

The 10% StartEngine Owners' Bonus

OSM Shield, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of stock at $2.60 per share, you will receive and own 110 shares for $260. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single Bonus Shares bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Global Textile Finishing Market

7 days ago


Global Textile Finishing Market
from OSM Shield
FINISHING MARKET
03:05
vimeo

V-Shield + Home Textiles - A Match Made in Heaven

15 days ago

V-SHIELD



Hello Start Engine Community!

Recently, we have had the opportunity to start testing new applications of our V-Shield chemistry, which is a non-heavy metal antimicrobial, in the home textiles sector. Over the last few months, OSM Shield has run hundreds of trials on towels, bedsheets, and upholstery fabrics treated with this new chemistry.

Our partner mills found that V-Shield:

- **Stops odor from forming**, even at very low application rates,
- **Eliminates mold, bacteria, or viruses on surfaces,**
- **Forms a strong and enduring antimicrobial barrier**, AND
- **Delivers incredible performance** while still maintaining a soft and comfortable feel that everyone wants from their home textiles

Consumers can shower, sleep and lounge comfortably, but now in a safer and more environmentally friendly way!

We're excited to scale production of V-Shield with two large home textile mills in the next few months!

-The OSM Shield Team

Antimicrobials - A Brief Overview

24 days ago


Start Engine Antimicrobial Update
from OSM Shield
OSM
01:44
vimeo

Hello Start Engine Community!

We hope you enjoyed the video and got to learn a little more about antimicrobials. We have included some more information regarding V-Shield below. Take a look!

V-Shield FAQs

Thank you for your continued support!

-The OSM Shield Team

Fashion for Good Invests in OSM Shield

28 days ago

We are excited to announce Fashion for Good's investment in our Start Engine campaign!

Fashion for Good is the global platform for sustainable fashion innovation, bringing together the entire fashion ecosystem to innovate and collaborate for Good Fashion.

In 2021, OSM Shield was selected as a start-up innovator for the Fashion for Good Innovation Programme. The program connects global brands and manufacturers with innovative start-ups to bring sustainable solutions to the fashion supply chain and drive the industry towards a more circular system. OSM Shield was selected based on their clean and innovative chemical platforms, V-Shield and ZERO.

Through Fashion for Good, OSM Shield can connect with many big brands seeking new technologies to meet their sustainability commitments and ambitions for a cleaner and more sustainable future.

We are so pleased to receive this investment and ringing endorsement from such a prominent organization.

"OSM Shield's disruptive technologies demonstrate the capacity of innovation to drive material science that can have a real, positive impact in the fashion industry. Fashion for Good is happy to be able to contribute to their further development through this equity investment, and we're excited to see what the future holds."

- Rogier van Mazijk, Investment Director at Fashion for Good

Fashion for Good is collaborating with brands and start-ups in exciting new ways and OSM Shield is proud to be a part of it!

ABOUT FASHION FOR GOOD

Fashion for Good is a global platform for innovation, made possible through collaboration and community.

At the core of Fashion for Good is their innovation platform. Based in Amsterdam with a satellite program in Asia, the global accelerator programs give promising start-up innovators the expertise and access to the funding they need to grow. The platform also supports innovators through its scaling program and foundational projects, driving pilots and supply chain implementation with partner organizations. The Good Fashion Fund catalyzes access to finance to shift at scale to more sustainable production processes.

As a convener for change, Fashion for Good houses the world's first interactive museum dedicated to sustainable fashion and innovation, a Circular Apparel Community co-working space, and creates open-source resources and reports.

Fashion for Good's programs are supported by founding partner Laudes Foundation, co-founder William McDonough and corporate partners Adidas, C&A, CHANEL, BESTSELLER, Kering, Levi Strauss & Co., Otto Group, PVH Corp., Stella McCartney, Target and Zalando, and affiliate and regional partners Arvind, Birla Cellulose, HSBC, Norrøna, Pangaia, Teijin Frontier, Vivobarefoot, Welspun and W. L. Gore & Associates.

Please be aware that this testimonial may not be representative of the experiences of other customers and is not a guarantee of future performance and success.

V-Shield Production Trials

about 1 month ago



Hello Start Engine,

This week we had the opportunity to run a pre-production mill trial with our V-Shield product at a facility in North Carolina.

This is a very important part of our process before moving to a full-scale production with our customers. These trials give us the opportunity to finely tune our processes to ensure the quality and performance of the finished goods.

This particular trial went very well, and we were able to identify some key points that needed adjusting. Next up is our production run!

-The OSM Shield Team

100K+ Successfully Raised in First Week

about 2 months ago


OSM
SHIELD
THANK YOU FOR YOUR SUPPORT
$100K

Hello, Start Engine community!

We hit the ground running and have raised over 100K during our first week on Start Engine! Thank you to all the early investors who believe in our mission to bring sustainable solutions to the textile market.

OSM Shield is grateful for the opportunity and very excited to be a part of the Start Engine community.

-The OSM Shield Team

END OF UPDATES

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Shannon C. 23 INVESTMENTS a month ago

Any patents?

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Hao Z. 31 INVESTMENTS 2 months ago

Quick Question: Might be StartEngine issue, but under the terms, the "Friends & Family" incentive indicates 15% bonus but the option currently available is noted as "Friends & Family Early Bird" as 10% bonus. Did the first 72 hours going live have already passed as of 1/14/22 and is now the already the next 72 hours?

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Benjamin L. 8 INVESTMENTS 2 months ago

What are the approximate total Revenues and Gross Profit for 2021?
What are the revenue projections for 2022, 2023 and 2024?

2 View 1 reply

start engine

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Mark: Over 90% of commercial and consumer textiles include fabric finishes to promote some type of performance attribute Unfortunately, that performance often comes with a significant human and environmental cost. Many of the chemicals utilized today are toxic to people and our planet.

Mark: OSM shield is clean technology taking an environmentally sustainable approach to applying high performance fabric finishes to textiles. We collaborate with consumer brands to develop a specific performance feature for their product. OSM shield currently serves brands and fabric mills in 20 countries around the globe.

Larsen: At OSM shield we are reshaping the chemical industry with two transformative products that bridge the gap between performance and environmental sustainability

Lauren: In collaboration with our technical advisory board from NC state university, our innovation team has developed these new chemical platforms that will become the backbone for repellent and antimicrobial chemistries going forward.

Jeremy: ZERO is a revolutionary repellent finish providing stain, water, and oil repellency without the negative environmental impact associated with the chemicals in the market today.

Nik: We've created an entirely new molecular structure that does not function on the toxic fluorocarbon side chains that current chemical platforms have used for the last 40 plus years.

Zero is not based on perfluoroalkyl compounds known to be associated with toxicity persistence and bioaccumulation

Stephany: Similar to ZERO, our v-shield is a clean solution to the antimicrobials on the market today. Antimicrobials are used to fight odor bacteria fungi and viruses; However, the majority of antimicrobials contain heavy metals which are toxic to aquatic life and people.

Nik: V-Shield is a bio mimetic hydrogen peroxide-based antimicrobial – so what does this mean? It means that v-shield replicates the same natural defense mechanism as the human body to protect itself against pathogens. V - Shield is just as effective as todays heavy metal-based antimicrobials but environmentally friendly. When hydrogen peroxide enters the environment, it simply breaks down into water and oxygen.

Mark: We are moving quickly so let's partner together to clean up this toxic industry and make a change for the good.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Profit Corporation

Articles of Incorporation

I. The name of the profit corporation is:

OSM Shield, Inc.

II. The name and physical address of the registered agent of the profit corporation is:

Northwest Registered Agent Service, Inc.

30 N Gould St Ste N,

Sheridan, WY 82801

III. The mailing address of the profit corporation is:

275 Main Street, Suite O-211

Edwards, CO 81632

IV. The principal office address of the profit corporation is

275 Main Street, Suite O-211

Edwards, Co 81632

V. The number, par value, and class of shares the profit corporation will have the authority to issue are the following:

Number of Common Shares:	Class A Common Shares – 30,000,000, Par Value: $0.001
	Class B Common Shares – 50,000,000, Par Value: $0.001
Number of Preferred Shares:	30,000,000 – Par Value $0.001
	20,000,000 of the Preferred Shares are designated as Series A Convertible Preferred Shares

VI. The name and address of each incorporator is as follows:

Richard Weintraub

10085 Carroll Canyon Road, Ste. 230

San Diego, California 92131

Signature: ____ Date: October __, 2021

Print Name: **Richard Weintraub**
Title: **Attorney**
Email: **rick@weintraublawgroup.com**
Daytime Phone #: **(858) 566-7010**

ARTICLE VII

PURPOSE OF CORPORATION

The nature of the business or purposes to be conducted is to engage in any lawful act or activity for which corporations may be organized under the Wyoming Business Corporations Act.

ARTICLE VIII

TRANSFERS

Definition of “Transfer”. The term “Transfer” means with respect to any shares of capital stock held by a shareholder, any sale, gift, assignment, conveyance, transfer, pledge, grant of a security interest, collateral assignment or other disposition of the shares, whether voluntary or involuntary (including, without limitation, an involuntary Transfer in connection with a marital separation or dissolution of marriage), including any of the foregoing that occur by operation of law. With regard to shares of capital stock owned by an entity, a "Transfer" includes any direct or indirect conveyance or disposition of any ownership or control of the entity holding the shares or its parent entity.

ARTICLE IX

COMMON STOCK

A. Classes of Common Stock.

1. Two Classes of Common Stock. The Corporation shall have two classes of common stock, Class A Common Stock and Class B Common Stock.

2. Number of Authorized Shares of Common Stock. The number of authorized shares of Class A Common Stock and of Class B Common Stock may be increased or decreased (but not below the number of shares of Class A Common Stock or Class Be Common Stock then outstanding) by the affirmative vote of the holders of a majority of the Class A Common Stock and a majority of the Series A Convertible Preferred Stock, voting together as a single class on an as-if-converted basis.

B. Rights of Common Stock.

The distribution and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth in these Articles of Incorporation.

C. Transfers of Shares of Class A Common Stock.

A shareholder of Class A Common Stock may not Transfer (as defined in **ARTICLE VIII**) any shares of Class A Common Stock unless the Transfer is made in accordance with the provisions of that certain Class A Shareholders’ Agreement made by and among those parties that held Class A Common Stock on the date of the Corporation’s formation.

D. Transfers of Shares of Class B Common Stock.

Class B Common Stock shall be subject to no restrictions on Transfer and are freely transferable so long as the Transfer complies with federal and state securities laws.

ARTICLE X

SERIES A CONVERTIBLE PREFERRED STOCK

The Corporation hereby authorizes the issuance of 20,000,000 shares from the authorized and unissued class of convertible preferred stock and designates the shares as Series A Convertible Preferred Stock, which shall have, in addition to the rights, restrictions, preferences and privileges set forth elsewhere in these Articles, the following terms, conditions, rights, restrictions, preferences and privileges:

A. Rank.

The Series A Convertible Preferred Stock shall be senior in priority to the Class A Common Stock and Class B Common Stock.

B. Conversion.

1. Voluntary Conversion. Each share of Series A Convertible Preferred Stock shall be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into one fully paid and non-assessable share of Class A Common Stock.

2. Automatic Conversion. Shares of the Series A Convertible Preferred Stock shall automatically convert into shares of Class A Common Stock upon the occurrence of one of the following:

(a) the closing of a single sale of shares of Class B Common Stock to the public at a pre-money valuation of the Corporation of at least Twenty Million Dollars ($20,00,000), that results in a minimum Five Million Dollars ($5,000,000) of gross proceeds to the Corporation;

(b) the closing of the last in a series of sales of shares of Class B Common Stock to the public over a period of twenty-four (24) months at a pre-money valuation of the Corporation of at least Twenty Million Dollars ($20,00,000), that results in an aggregate of at least Seven Million Dollars ($7,000,000) of gross proceeds to the Corporation; or

(c) the occurrence of an event, authorized by vote or written consent of a majority of the Series A Convertible Preferred Stock, voting as a single class, mandating that all outstanding shares of Series A Convertible Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the then-effective conversion rate as calculated pursuant to **Article IX(B)(1)**.

The effective date of the automatic conversion shall be set by the Board of Directors.

3. Mechanics of Conversion. No fractional shares of Class A Common Stock shall be issued upon conversion of Series A Convertible Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Series A Common Stock as determined by the Board of Directors.

4. Reservation of Class A Common Stock. The Corporation shall reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Convertible Preferred Stock, that number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Convertible Preferred Stock.

5. Taxes Payable by Holder. The holder of shares of Series A Convertible Preferred Stock shall pay any and all taxes, including, without limitation, issue, transfer and income taxes, and other governmental charges that may be imposed in respect of the issue or delivery of shares of Class A Common Stock upon conversion of such shares of Series A Convertible Preferred Stock.

C. Redemption.

Shares of Series A Convertible Preferred Stock are not subject to redemption by the Corporation.

D. Re-Issuance.

No share or shares of Series A Convertible Preferred Stock acquired by the Corporation by reason of conversion, purchase or otherwise shall be reissued as Series A Convertible Preferred Stock, and all such shares shall be canceled, retired and eliminated from the shares of Series A Convertible Preferred Stock that the Corporation shall be authorized to issue; provided, however, that such shares shall be returned to the status of undesignated and unissued shares of preferred stock of the Corporation.

E. Transfers of Series A Convertible Preferred Stock.

A shareholder of Series A Convertible Preferred Stock may not Transfer (as defined in **ARTICLE VIII**) any shares of Series A Convertible Preferred Stock unless the Transfer is made in accordance with the provisions of that certain Series A Shareholders' Agreement made by and among those parties that held Series A Convertible Preferred Stock on the date of the Corporation's formation.

F. Changes to Rights of Series A Convertible Preferred Stock.

So long as any shares of Series A Convertible Preferred Stock remain outstanding, the Corporation, without the approval by vote or written consent of the holders of a majority of the then-outstanding shares of Series A Convertible Preferred Stock, voting as a separate class, shall not take any action that would result in the following:

1. Alteration of Rights. Alter or change any of the rights, preferences, privileges of, or limitations that are provided in these Articles of Incorporation for the benefit of any shares of the Series A Convertible Preferred Stock, or

2. Increase in Shares. Increase the authorized number of shares of the Series A Convertible Preferred Stock.

ARTICLE XI

VOTING

A. Restricted Class Vote.

Except as otherwise expressly provided in these Articles or as required by law, the holders of Series A Convertible Preferred Stock and the holders of Class A Common Stock shall vote together as one class.

B. Voting Rights of Class A Common Stock.

On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held by the holder.

C. Voting Rights of Class B Common Stock.

Holders of shares of Class B Common Stock shall have no right to vote on any matter presented to the shareholders of the Corporation at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting) other than as may be required by the Wyoming Business Corporations Act.

D. Voting Rights of Series A Convertible Preferred Stock.

On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series A Convertible Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or other provisions of these Articles of Incorporation, holders of Preferred Stock shall vote together with the holders of Class A Common Stock as a single class and on an as-converted to Class A Common Stock basis.

E. Election of Directors.

1. Size of Board of Directors. The number of directors of the Corporation's Board of Directors shall be set in the Bylaws.

2. Voting for Directors.

(a) So long as the outstanding shares of Series A Convertible Preferred Stock comprise at least 66-2/3% of the voting power of the combined Series A Convertible Preferred Stock and Class A Common Stock when considered as a single class, and the Board of Directors has two or more members, the holders of record of the shares of Series A Convertible Preferred Stock, exclusively and as a separate class, shall be entitled to elect all but one member of the Board of Directors, and the holders of record of the shares of Class A Common Stock, exclusively and as a separate class, shall be entitled to elect one member of the Board of Directors. Notwithstanding the foregoing, if at any such time the Board of Directors has only one member, the holders of Series A Convertible Preferred Stock shall be entitled to elect that member.

(b) At such time as the outstanding shares of Series A Convertible Preferred Stock comprise less than 66-2/3% of the of the voting power of the combined Series A Convertible Preferred Stock and Class A Common Stock when considered as a single class, the holders of record of the shares of Series A Convertible Preferred Stock and the shares of Class A Common Stock shall vote together as a single class to elect all members of the Board of Directors.

ARTICLE XII

DISTRIBUTIONS

A. Distributions of Available Cash.

Distributions of Available Cash from operations of the Corporation shall be made in the following order and priority:

- First, to the holders of Series A Convertible Preferred Stock, any unpaid Annual Series A Return with respect to each Series A share, pro rata, and then
- To the holders of the Series A Convertible Preferred Stock (on an as-converted basis), Class A Common Stock and Class B Common Stock, pro rata, on a *pari passu* basis.

B. Distributions Upon Liquidation of the Corporation.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, distributions of its assets shall be made in the following order and priority:

- First, to the holders of Series A Convertible Preferred Stock, any unpaid Annual Series A Return with respect to each Series A share, pro rata, then
- Second, to the holders of Series A Convertible Preferred Stock, their Initial Investment, pro rata, and then

- To the holders of the Series A Convertible Preferred Stock (on an as-converted basis), Class A Common Stock and Class B Common Stock, pro rata, on a *pari passu* basis.

C. **Definitions**. For purposes of **Article XII**, Sections A and B,

"Adjusted Initial Investment" means the Initial Investment of a holder of Series A Convertible Preferred Stock less the portion of the Initial Investment attributable to amounts that were due but unpaid on the holder's prior Series A Preferred Membership Interest in OSM Shield, LLC, the Corporation's predecessor, as of the date of the incorporation of the Corporation.

"Annual Series A Preferred Return" shall mean a cumulative, non-compounding annual six percent (6%) rate of return on the Adjusted Initial Investment of each holder of Series A Convertible Preferred Stock.

"Available Cash" of the Corporation means all cash funds of the Corporation on hand from time to time (other than cash funds obtained as contributions to the capital of the Corporation or any subsidiary by any shareholder of the capital stock of the Corporation or other equity investor and cash funds obtained from any loans to the Corporation or any subsidiary) after (i) payment of all operating expenses of the Corporation as of such time, (ii) provision for payment of all outstanding and unpaid current obligations of the Company as of such time, and (iii) provision for a reasonable working capital reserve and such other reserves as may be established by the Board of Directors of the Corporation.

"Initial Investment" shall mean the aggregate value of the Series A Convertible Preferred Stock issued to a holder as of the date of the incorporation of the Corporation.

ARTICLE XIII

INDEMNIFICATION

A. **Director Liability.**

The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under Wyoming law.

B. **Indemnification**.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the Wyoming Business Corporations Act permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, votes of shareholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by the Wyoming Business Corporations Act.

C. **Repeal or Modification**.

If applicable law is amended after approval by the stockholders of this **Article XIII** to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

D. Amendment.

Any amendment, repeal or modification of this **Article XIII** shall be prospective only and shall not (i) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (ii) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring before the amendment, repeal or modification.

ARTICLE XIV

MANAGEMENT OF THE CORPORATION

For the management of the business and for the conduct of the affairs of the Corporation, it is further provided that:

A. Management of the Corporation.

The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions that may be set forth in these Articles of Incorporation.

B. Bylaws.

The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation, subject to any restrictions that may be set forth in these Articles of Incorporation. The holders of Series A Convertible Preferred Stock and the holders of Class A Common Stock, voting as a single class, shall also have the power to adopt, amend or repeal the Bylaws of the Corporation, subject to any restrictions that may be set forth in these Articles of Incorporation.

C. Method for Elections of and Actions by Directors.

The directors of the Corporation need not be elected by written ballot unless required by the Bylaws or by the Wyoming Business Corporation Act. Any action that is required to be taken at any meeting of the Board of Directors may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the Board of Directors having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.

D. Shareholder Actions Without a Meeting.

Any action required or permitted to be taken at any annual or special meeting of the shareholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding shares of Series A Convertible Preferred Stock and Class A Common Stock, considered as one class for this purpose, having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of the Corporation entitled to vote on the action were present and voted.

EXHIBIT G TO FORM C

[See attached]

Mark Walker
to me, Ashna, Rogier, Jana, Max, Jeremy, Larsen, Lauren

Thu, Jan 6, 12:37 PM (6 days ago)

StartEngine and FFG team,

Please see below the Launch Plan I distributed to our group. Ready to pull the trigger mid next week and kick off what I think will be a great campaign!!! Thanks for all the help and support!

Mark

From: Mark Walker <mwalker@osmshield.com>
Date: Thursday, January 6, 2022 at 11:12 AM
To: Lauren Stella <lstella@osmshield.com>, Jeremy Windham <jwindham@osmshield.com>, Stephany McGill <smcgill@osmshield.com>, Nik Herron <nherron@osmshield.com>, Larsen Wallace <lwallace@osmshield.com>, Pam Walker <pwalker@osmshield.com>
Subject: FW: Start Engine Launch Strategies

All,

Here is the final StartEngine Launch Plan…

Based on conversations with the StartEngine team we've learned that it is critical to jumpstart the funding of our StartEngine campaign with Friends & Family to pull in the StartEngine investors.

The plan is to immediately secure $149,000 of funding through Fashion For Good ($100k) and $50k from our existing investor group. It is important to time the investments precisely in order to get featured in StartEngine's marketing communications – "New and Most Momentum" designations – within the first 2 weeks. I have other prospects I am working on to also support our campaign, including FFG brands interested in ZERO and our partner polymerization mill for ZERO. These will take time.

Yesterday we received final confirmation from Fashion For Good (FFG) regarding their commitment to participate in the friends and family round of investment into StartEngine. The funds will be available the middle of next week.

Here's the timeline:

- Day 1 – FFG $25k Investment (within 12 hrs of launch)
- Day 2 – Current Investors $50k (within 24 hrs of launch)
  -It is important the first two investments are made within 36 hours of the campaign launch before the StartEngine "OWNer's Bonus" email goes out driving this preferred group to our campaign to take advantage of special incentives we have offered this group.
- Day 5 – FFG $30k Investment (pushes us over the $100k milestone, which gets us more marketing exposure on StartEngine).
- Day 10 – FFG $45k Investment (shows more momentum and hopefully draws in more StartEngine investors).

What we need from the OSM investor group:

- Confirmation that you will make the investment as outlined above.
    - Attached are instructions for making an investment (attachment 1). It's recommended that you invest as an individual, not an institution or entity, as those avenues will likely be a bit more cumbersome per Ted's experience.
    - FFG is setup as an institutional investor so there should be no issue here.
- The exact email address that will be used to make the investment
    - This is so you will be put on our "preferred investor list" which will reduce the StartEngine fee from 7% to 1% on your investment(s). The benefit is that OSM Shield will be able to retain 99% of the investment vs 93%.

Other information:

- Lauren will serve as your "help desk" for this investment to answer any question you may have.
- Bonus shares will be issued per the attached schedule (attachment 2).
- Strategy & Posts/Updates to drive momentum (attachment 3).
- Reference Articles on Crowdfunding and investment outlook for 2022 (attachments 4 & 5).

Thanks, Mark

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Lauren Stella
to Mark, me, Ashna, Rogier, Jana, Max, Jeremy, Larsen

5:24 PM (1 minute ago)

Rogier –
Please see below disclosure related to our campaign.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Thank you-
Lauren